                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F [X]       Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes [ ]             No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-             .)

================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

     The financial information appearing in this report and in our accompanying non-consolidated financial statements is stated in Korean won. All references to "Won" or "W" in this report are to the currency of Korea. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

NON-CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2002

     We must file quarterly reports with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. The audited and non-consolidated financial information as of and for the year ended December 31, 2001 and 2002 shown below were prepared pursuant to generally accepted accounting principles in Korea ("Korean GAAP").

     The financial information below is non-consolidated and includes the results of operations of our subsidiaries using the equity method of accounting. Therefore, our operating revenue, total assets and total liabilities, if prepared on a consolidated basis, could be significantly different from those in our non-consolidated financial statements, even though net income in our consolidated financial statements may be similar to that in our non-consolidated financial statements. Under Korean GAAP, our non-consolidated revenues accounted for approximately 74% to 97% of our consolidated revenues in the years 1999 to 2001. Since we have not yet completed the preparation of our consolidated account for 2002, we can give no assurance as to what the actual ratios were for 2002.

     We merged Shinsegi into SK Telecom with effect from January 12, 2002. As a result, our results of operations from that date include the results of operations of the business that was previously operated by Shinsegi and accounted for using the equity method of accounting in our non-consolidated financial information. Consequently, it may be difficult to compare our non-consolidated financial information as of and for the year ended December 31, 2001 to that as of and for the year ended December 31, 2002.

                                                        FOR THE YEAR
                                                     ENDED DECEMBER 31,
                                                   ---------------------
                                                     2001         2002
                                                   --------     --------
                                                    (IN BILLIONS OF WON)
NON-CONSOLIDATED INCOME STATEMENT DATA
Operating Revenue                                  W6,227.1     W8,634.0
Operating Expenses                                  4,023.0      5,950.4
Operating Income                                    2,204.2      2,683.7
Other Income                                          112.6        272.5
Other Expenses                                        555.3        776.1
Income Taxes                                          621.1        669.2
                                                   --------     --------
Net Income                                         W1,140.3     W1,511.3
                                                   ========     ========

                                                           AS OF DECEMBER 31,
                                                       --------------------------
                                                          2001             2002
                                                       ---------        ---------
                                                          (IN BILLIONS OF WON)
NON-CONSOLIDATED BALANCE SHEET DATA
Total Current Assets                                   W 2,589.7        W 2,676.7
Total Non-Current Assets                                 8,038.3         10,044.5
Total Assets                                            10,627.9         12,721.2
Total Current Liabilities                                2,484.4          4,015.9
Total Long-Term Liabilities                              2,403.9          3,168.4
                                                       ---------        ---------
Total Shareholders' Equity                             W 5,739.6        W 5,536.9
                                                       =========        =========

     Non-Consolidated Operating Revenue. SK Telecom's operating revenue increased by 38.7% to Won 8,634.0 billion for the year ended December 31, 2002 from Won 6,227.1 billion for the year ended December 31, 2001, principally reflecting a 49.2% increase in cellular revenue to Won 7,542.5 billion for the year ended December 31, 2002 from Won 5,056.1 billion for the year ended December 31, 2001, which was partially offset by a 6.7% decrease in interconnection revenue.

     The increase in SK Telecom's cellular revenue was principally due to an increase in the number of SK Telecom's wireless subscribers, which more than offset a decrease in the average monthly revenue per subscriber. The number of SK Telecom's subscribers increased to approximately 17.2 million as of December 31, 2002 from approximately 11.9 million as of December 31, 2001, reflecting the Shinsegi merger and the continuing growth of our subscriber base. Wireless Internet sales increased by 182.7% to Won 731.3 billion for the year ended December 31, 2002 from Won 258.7 billion for the year ended December 31, 2001, representing 9.7% of SK Telecom's cellular revenue, primarily due to the increased number of wireless Internet-enabled handset holders.

     SK Telecom's non-consolidated average monthly revenue per subscriber (including interconnection revenue) decreased by 6.4% to Won 43,916 for the year ended December 31, 2002 from Won 46,937 for the year ended December 31, 2001. The decrease was principally due to the reduction in tariffs by 8.3% (based on the reduction in a standard tariff plan) from January 2002, the decrease in interconnection rates and the inclusion from January 12, 2002 of Shinsegi's subscribers, who produced lower average monthly revenue per subscriber. However, the decrease was partially offset by increases in wireless Internet average monthly revenue per subscriber and average monthly revenue per subscriber from value-added service.

     On an aggregate basis, interconnection revenue decreased by 6.8% to Won 1,091.5 billion for the year ended December 31, 2002 from Won 1,171.1 billion for the year ended December 31, 2001. The decrease was the result of lower interconnection rates in 2002.

     Non-Consolidated Operating Income. SK Telecom's operating income increased by 21.3% to Won 2,683.7 billion for the year ended December 31, 2002 from Won

2,204.2 billion for the year ended December 31, 2001. SK Telecom's operating income increased at a lower rate than operating revenue because SK Telecom's operating expenses for the year ended December 31, 2002 increased by 47.9% to Won 5,950.4 billion compared to Won 4,023.0 billion for the year ended December 31, 2001. The increase in SK Telecom's operating expenses was primarily due to the Shinsegi merger and the increases in commissions, depreciation expenses, interconnection expenses, advertising expenses, labor costs, leased line expenses and miscellaneous operating expenses.

     Commissions paid to SK Telecom's authorized dealers increased by 94.2% to Won 800.0 billion for the year ended December 31, 2002 compared to Won 411.9 billion for the year ended December 31, 2001. The increase was primarily due to the increase in new subscribers by 49.2% and in average subscribers by 17.6% during the period. In addition, commissions paid to SK Telecom's authorized dealers increased by 42.5 % to Won 253.4 billion for the fourth quarter of 2002 compared to Won 177.8 billion for the third quarter of 2002 as a result of higher levels of payment to SK Telecom's authorized dealers in respect of retention of our existing customers during the 30-day business suspension period (from November 21, 2002 to December 20, 2002) imposed on the Company by the Ministry of Information and Communication of Korea for violating its handset subsidy regulation and to maintain our market leadership in 2G & 2.5G service as well as 3G service going forward.

     Depreciation and amortization expenses increased by 28.8% to Won 1,414.6 billion for the year ended December 31, 2002 compared to 1,098.0 billion for the year ended December 31, 2001. The increase in depreciation expenses was primarily due to the expansion of SK Telecom's CDMA 1xRTT network.

     Interconnection expenses increased by 22.4% to Won 738.0 billion for the year ended December 31, 2002 compared to Won 603.1 billion for the year ended December 30, 2001. The increase was primarily due to the higher subscriber numbers (including as a result of the Shinsegi merger) and an increase of the mandated contributions to universal service obligation fund in the amount of Won
87.5 billion, which were only partially offset by a decrease in the level of interconnection fees that SK Telecom must pay to other operators for calls using their networks.

     Advertising expenses increased by 59.4% to Won 440.0 billion for the year ended December 31, 2002 compared to Won 276.2 billion for the year ended December 31, 2001, primarily due to the promotion of new services and the marketing activities related to the World Cup events in Korea. Advertising expenses for the first half of 2001 also were unusually low as a result of our efforts to satisfy the FTC's condition to our acquisition of Shinsegi that our wireless market share be less than 50.0% as of June 30, 2001. In addition, advertising expenses for the fourth quarter of 2002 were higher as a result of our aggressive marketing activities to retain our existing customers during the 30-day business suspension period and to maintain our market leadership in 2G & 2.5G service as well as 3G service going forward.

     Labor cost increased by 38.6% to Won 304.6 billion for the year ended December 31, 2002 compared to Won 219.8 billion for the year ended December 31, 2001. The increase was primarily due to the inclusion of Shinsegi's labor expense from January 13, 2002 and higher wage levels.

     Leased line expenses increased by 23.7% to Won 266.8 billion for the year ended December 31, 2002 compared to Won 215.6 billion for the year ended December 31, 2001, primarily due to the Shinsegi merger and an increase in wireless traffic.

     Non-Consolidated Other Income. Other income, consisting primarily of commission income, interest income, foreign exchange and translation gains and miscellaneous income, increased by 154.0% to Won 272.5 billion for the year ended December 31, 2002 compared to Won 112.6 billion for the year ended December 31, 2001. Other income increased primarily due to significant increases in commission income, foreign exchange translation gains, interest income, foreign exchange gains and miscellaneous other income.

     Non-Consolidated Other Expenses. Other expenses, consisting primarily of interest expense, donations, foreign exchange and translation losses and miscellaneous expenses, increased by 39.9% to Won 776.1 billion for the year ended December 31, 2002 compared to Won 555.3 billion for the year ended December 31, 2001. Other expenses increased primarily as a result of a significant increase in miscellaneous other expenses due to the loss on disposal of fixed assets consisting of Shinsegi's unused equipment as well as the loss on disposal of marketable securities and the loss on investment securities impairment due to the share exchange transaction with KT Corporation. Other expenses also increased as a result of a significant increase in interest expenses, the absence of equity in losses of affiliates (we recorded a gain in the year ended December 31, 2002) and an increase in foreign exchange losses, which were partially offset by decreases in donations and foreign exchange translation losses. As a percentage of operating revenue, other expenses increased slightly to 9.0% for the year ended December 31, 2002 from 8.9% for the year ended December 31, 2001.

     Non-Consolidated Income Tax. Provision for income taxes increased by 7.9% to Won 669.2 billion for the year ended December 31, 2002 from Won 621.1 billion for the year ended December 31, 2001.

     Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased by 32.6% to 1,511.3 billion for the year ended December 31, 2002 from Won 1,140.3 billion for the year ended December 31, 2001.

INCOME STATEMENT

                                                          (KRW MN)
                                          2002              2001
                                        ---------        ---------
  SIGN-UP FEE                             229,993          113,227
  MONTHLY FEE                           3,035,622        2,143,776
  CALL CHARGE                           4,139,833        2,949,878
  WIRELESS INTERNET                       731,273          258,706
  VAS AND OTHERS                          401,374          249,655
  SALES DISCOUNT                         (995,550)        (659,177)
CELLULAR REVENUE                        7,542,546        5,056,065
    Mobile to Mobile                      401,374          446,170
    Land to Mobile                        613,171          724,892
INTERCONNECTION REVENUE                 1,091,503        1,171,062
TOTAL REVENUE                           8,634,049        6,227,127

WAGE & EMPLOYEE BENEFITS                  304,527          219,803

MARKETING EXPENSES                      1,622,769          906,058
    Cellular Initial Commission           368,027          123,052
    Cellular Monthly Commission           431,971          286,513
    Advertisement                         440,024          276,164
    Retention Commission                  382,747          217,964
    Others                                                   2,365

REPAIR EXPENSES                            95,790           46,233
RENT                                      137,142          127,429
FEES                                      634,348          418,937
DEPRECIATION (INCL. AMORTIZATION)       1,414,627        1,097,992
LEASED-LINE EXPENSES                      266,804          215,569
R&D                                       170,536          105,725
FREQUENCY USAGE FEES                      119,216           55,898
BAD DEBT                                   15,357              108
INTERCONNECTION EXPENSES                  737,990          603,149
     Mobile to Mobile                     494,011          501,933
     Mobile to Land                       156,520          131,616
     USOB                                  87,459          (30,400)
OTHERS                                    431,267          226,058
                                        ---------        ----------
OPERATING EXPENSES                      5,950,373        4,022,959

OPERATING INCOME                        2,683,676        2,204,168

INTEREST INCOME                            46,274           38,869
INCOMING FEES                             103,232           53,058
FX GAIN                                     8,599            6,671
FX TRANSLATION GAIN                        26,200            2,369
OTHERS                                     88,153           11,596
                                        ---------        ----------
NON-OPERATING INCOME                      272,458          112,563


INTEREST EXPENSES                         304,509          150,575
LOSS ON USING EQUITY METHOD                     -          177,048

                                                          (KRW MN)
                                          2002              2001
                                        ---------        ---------
R&D CONTRIBUTION                           58,555           23,000
DONATIONS                                  67,432          111,146
FX LOSS                                     1,789              783
FX TRANSLATION LOSS                         4,232           12,366
OTHERS                                    339,624           80,401
                                        ---------       ----------
NON-OPERATING EXPENSES                    776,141          555,319

ORDINARY INCOME                         2,179,993        1,761,412

EXTRAORDINARY GAIN                            504               25
EXTRAORDINARY LOSS
                                        ---------       ----------
INCOME BEFORE TAXES                     2,180,497        1,761,437

INCOME TAXES                              669,220          621,115
                                        ---------       ----------
NET INCOME                              1,511,278        1,140,322


BALANCE SHEET

                                                            (KRW MN)
                                          DEC-02             DEC-01
                                        ----------        ----------
ASSETS
CASH & MARKETABLE SECURITIES               476,115           826,678
TRADE RECEIVABLES                        1,290,475           871,656
SHORT-TERM LOAN                             29,623            14,352
ACCOUNTS RECEIVABLE                        809,616           838,355
ACCRUED INCOME RECEIVABLES                   4,805             1,713
INVENTORIES                                 10,718             2,989
PREPAID EXPENSES AND OTHERS                 55,372            33,921
                                        ----------        ----------
TOTAL CURRENT ASSETS                     2,676,724         2,589,665

INVESTMENT 1)                            2,877,230         4,315,561
LONG-TERM DEPOSITS 2)                        1,499             1,261
LEASEHOLD GUARANTEE DEPOSITS               221,815           201,846
OTHERS                                     102,053           115,521
                                        ----------        ----------
TOTAL INVESTMENT ASSETS                  3,202,597         4,645,890

LAND                                       439,915           414,872
BUILDING & FIXTURE                         778,833           711,270
MACHINERY AND EQUIPMENT                  2,432,552         1,703,018
CONSTRUCTION IN PROGRESS                   345,063           162,479
OTHERS                                     449,091           266,007
NET PP&E                                 4,451,548         3,257,646
INTANGIBLE & DEFERRED ASSETS             2,390,350           134,735
                                        ----------        ----------
TOTAL FIXED ASSETS                       6,841,898         3,392,381

TOTAL ASSETS                            12,721,218        10,627,936


LIABILITIES & SHAREHOLDERS'
 EQUITY
ACCOUNTS PAYABLE                         1,587,532           809,551
ACCRUED EXPENSES                           354,716           231,639

                                                            (KRW MN)
                                          DEC-02             DEC-01
                                        ----------        ----------
SHORT-TERM BORROWING                       620,000           850,000
INCOME TAX PAYABLE                         362,365           357,201
CURRENT PORTION OF LONG-TERM DEBT          920,745           173,851
OTHERS                                     170,501            62,189
                                        ----------        ----------
TOTAL CURRENT LIABILITIES                4,015,859         2,484,431

DEPOSIT FOR FACILITIES                      46,850            49,758
LONG-TERM DEBT                           2,903,517         2,214,966
ACCRUED SEVERANCE INDEMNITIES               46,850            34,916
OTHERS                                      38,010            32,375
DEFERRED INCOME TAX CREDITS                133,185            71,926
                                        ----------        ----------
TOTAL LONG-TERM LIABILITIES              3,168,412         2,403,940

TOTAL LIABILITIES                        7,184,271         4,888,371

CAPITAL STOCK                               44,576            44,576
 CAPITAL SURPLUS                         2,884,385         3,748,546

 RETAINED EARNINGS                       4,897,099         3,439,004


 CAPITAL ADJUSTMENTS                    (2,289,112)       (1,492,562)
   Treasury Stock                       (2,192,449)       (1,425,851)
   Loss on valuation of
    investment                             (99,115)          (67,670)
   Stock Options                             2,452               960
                                        ----------        ----------
TOTAL SHAREHOLDERS' EQUITY               5,536,948         5,739,565

1)   INVESTMENT IN AFFILIATES + INVESTMENT SECURITIES

2)   LONG-TERM DEPOSITS + LONG-TERM FINANCIAL INSTRUMENTS + INVESTMENT IN FUNDS

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SK TELECOM CO., LTD.



                                            By: /s/ Sung Hae Cho
                                                --------------------------------
                                                Name:  Sung Hae Cho
                                                Title: Vice President
                                                       IR Office


Date: April 8, 2003